FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________________

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of August, 2005

Commission File Number: 001-32294
__________________________________

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 5667 8282 Fax # 91 22 5665 7799
(Address of principal executive office)
______________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[x]	Form 40-F	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	[ ]	No	[x]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	[ ]	No	[x]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	[ ]	No	[x]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

_____________________________________________________________________________

TABLE OF CONTENTS

Item 1:     Form 6-K dated August 18, 2005 along with the Press Release.

_____________________________________________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited
By: /s/ Hoshang K Sethna
Name: Hoshang K Sethna
Title: Company Secretary

Dated: August 18, 2005

_____________________________________________________________________________

Item 1

TATA MOTORS LIMITED
Bombay House, 24, Homi Mody Street, Mumbai 400 001.

Madrid	March 16, 2005

MUMBAI, August 16, 2005: Tata Motors today announced that Dr. V. Sumantran had communicated his decision to resign from the Company to pursue other interests, and that his request has been accepted.

Dr. Sumantran joined Tata Motors as Executive Director, Passenger Car Business and Engineering Research Centre, in November 2001.

In a statement, Dr. Sumantran said: "It has been a privilege to have worked with Mr. Ratan Tata and to have been a part of Tata Motors during the turnaround phase of the company's recent performance. The spirit of its people is truly admirable. I will cherish many fond memories of their dedication and cooperation. I leave the company with a lot of goodwill and good feelings. I wish them continued success in their future endeavours."

Mr. Ratan Tata stated: "Dr. Sumantran has been a member of the senior management team at Tata Motors and has contributed significantly to the company during his association. I wish him all success in his future career."

______________________________________________

For further press queries please contact Mr Debasis Ray at 91 22 5665 7209 Fax: 91 22 5665 7616 or email at: debasis.ray@tatamotors.com

All statements contained herein that are not statements of historical fact constitute "forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.